Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Sprint Corporation

Commission File No.: 001-04721

The following communication was made available by Marcelo Claure, Executive Chairman of Sprint, on Twitter:

Tweet: Today’s step by @TheJusticeDept is an exciting milestone for @Sprint’s pending merger with @TMobile! New T-Mobile will bring lower prices for consumers, new jobs, and help the U.S. win the global race to #5G. (link: https://sprint.co/2ZdWeGP) sprint.co/2ZdWeGP [Info: (link: https://sprint.co/2ZdWfKT) sprint.co/2ZdWfKT]

Tweet: I’ve been on an amazing journey with @JohnLegere to show the many benefits of our pending merger, and today we are one step closer. I look forward to the next steps as we work to close this deal & deliver on our bold vision for the future. [Info: (link: http://www.newtmobile.com) newtmobile.com]

The following communication was made available by Michel Combes, Chief Executive Officer of Sprint, on Twitter:

Tweet: Today is a momentous day: Together w/ @TMobile, we have reached an agreement w/ @TheJusticeDept to clear our pending merger. A big milestone on our journey, & I look forward to continuing our work toward a bright future (link: http://bit.ly/2Ol2zPI) bit.ly/2Ol2zPI [Info: (link: https://sprint.co/2Gvw3E8) sprint.co/2Gvw3E8]

The following communication was made available by Sprint News on Twitter:

Tweet: .@TheJusticeDept has announced that it has cleared the pending merger between @Sprint and @TMobile. Details: (link: https://sprint.co/2Z8PDgJ) sprint.co/2Z8PDgJ [Info: (link: https://sprint.co/2Z8PDNL) sprint.co/2Z8PDNL]

T-Mobile and Sprint Receive Clearance from Department of Justice for Merger to Create the New T-Mobile

Companies reach agreements with DISH to divest all Sprint’s pre-paid businesses including Boost Mobile and Virgin Mobile, and Sprint’s 800 MHz spectrum licenses for aggregate proceeds of $5B; $43B in previously-announced synergies from T-Mobile/Sprint merger unchanged

July 26, 2019

Bellevue, Washington and Overland Park, Kansas – July 26, 2019 – T-Mobile US, Inc. (NASDAQ: TMUS) and Sprint Corporation (NYSE: S) today announced they have taken an important step toward completing their proposed merger to create the New T-Mobile by entering into a consent decree with the U.S. Department of Justice (DOJ). The DOJ action moves the merger one step closer to closing, pending other regulatory approvals and the satisfaction of other closing conditions.

The companies also announced agreements with DISH Network Corporation (NASDAQ: DISH) in which the combined T-Mobile and Sprint, as the proposed New T-Mobile, will divest Sprint’s prepaid businesses and Sprint’s 800 MHz spectrum assets to DISH. Additionally, upon the closing of the divestiture transaction, the companies will provide DISH wireless customers access to the New T-Mobile network for seven years and offer standard transition services arrangements to DISH during a transition period of up to three years. DISH will also have an option to take on leases for certain cell sites and retail locations that are decommissioned by the New T-Mobile, subject to any assignment restrictions. The transactions with DISH are contingent on the successful closing of T-Mobile’s merger with Sprint among other closing conditions.

“The T-Mobile and Sprint merger we announced last April will create a bigger and bolder competitor than ever before – one that will deliver the most transformative 5G network in the country, lower prices, better quality, unmatched value and thousands of jobs, while unlocking an unprecedented $43B net present value in synergies. We are pleased that our previously announced target synergies, profitability and long-term cash generation have not changed,” said T-Mobile CEO and New T-Mobile CEO John Legere.

“Today marks an incredibly important step forward for the New T-Mobile. We are ready to bring this supercharged Un-carrier to consumers and businesses across the country, and this milestone brings us much closer to making that vision a reality for customers everywhere!” said Legere. “Our goal was to ensure that the DOJ’s concerns were addressed while enabling us to deliver on every aspect of the synergies we promised to unlock… and we did it. It may have taken longer than expected by some, but today’s results are a win-win for everyone involved. We cannot wait to get to work bringing this pro-consumer, pro-competition New T-Mobile 5G network to U.S. customers from coast to coast!”

“This is an important day for our country and, most important, American consumers and businesses,” said Sprint Executive Chairman Marcelo Claure. “Today’s clearance from the DOJ, along with our anticipated approval from the FCC, will allow the U.S. to fiercely compete for 5G leadership. We plan to build one of the world’s most advanced 5G networks, which will massively revolutionize the way consumers and businesses use their connected devices to enhance their daily lives. The powerful combination of 5G, artificial intelligence and the Internet of Things will unleash endless possibilities.”

New T-Mobile and DISH Agreements

Agreement to Divest Sprint’s Prepaid Businesses

Effective upon the successful completion of T-Mobile’s merger with Sprint, the New T-Mobile will be committed to divest Sprint’s entire prepaid businesses including Boost Mobile, Virgin Mobile and Sprint-branded prepaid customers (excluding the Assurance brand Lifeline customers and the prepaid wireless customers of Shenandoah Telecommunications Company and Swiftel Communications, Inc.), to DISH for approximately $1.4 billion. These brands serve approximately 9.3 million customers in total.

Agreements Upon Closing of Prepaid Divestiture

Master Services Agreement for Network Access

With this agreement, Boost Mobile, Virgin Mobile, and Sprint-branded prepaid customers, as well as new DISH wireless customers, will have full access to the legacy Sprint network and the New T-Mobile network in a phased approach. Access to the New T-Mobile network will be through an MVNO arrangement, as well as through an Infrastructure MNO arrangement enabling roaming in certain areas until DISH’s 5G network is built out.

Transition Services Agreement to Support Prepaid Customers

The New T-Mobile will offer standard transition services arrangements to DISH for up to three years following the close of the divestiture transaction. The transition services provided by the New T-Mobile will result in the orderly transfer of prepaid customers to DISH and will also ensure the continued and seamless operation of Boost Mobile, Virgin Mobile, and Sprint-branded prepaid businesses following transition to DISH’s ownership.

Agreement to Divest Sprint’s 800 MHz Spectrum Licenses to DISH

DISH has agreed to acquire Sprint’s portfolio of nationwide 800 MHz spectrum for a total value of approximately $3.6 billion in a transaction to be completed, subject to certain additional closing conditions, following an application for FCC approval to be filed three years following the closing of T-Mobile’s merger with Sprint. This will permit the New T-Mobile to continue to serve legacy Sprint customers during network integration, pending later FCC approval of the license transfer. The companies have also entered into an agreement providing the New T-Mobile the option to lease back a portion of the spectrum sold to DISH for an additional two years following closing of the spectrum sale.

Option for DISH to Take Over Decommissioned Cell Sites and Retail Locations

Following the closing of T-Mobile’s merger with Sprint and subsequent integration into the New T-Mobile, DISH will have the option to take on leases for certain cell sites and retail locations that are decommissioned by the New T-Mobile for five years following the closing of the divestiture transaction, subject to any assignment restrictions.

Agreement to Engage in Negotiations Regarding T-Mobile Leasing DISH’s 600 MHz Spectrum

The companies have also committed to engage in good faith negotiations regarding the leasing of some or all of DISH’s 600 MHz spectrum to T-Mobile.

The completion of the T-Mobile and Sprint combination remains subject to remaining regulatory approvals and certain other customary closing conditions. T-Mobile and Sprint expect to receive final federal regulatory approval in Q3 and currently anticipate that the merger will be permitted to close in the second half of 2019. Additional information can be found at www.NewTMobile.com.

Advisors

In connection with the DISH transaction, Goldman Sachs and PJT Partners acted as financial advisors to T-Mobile, and J.P. Morgan acted as financial advisor to Sprint, Latham & Watkins LLP acted as lead legal counsel to T-Mobile and Morrison & Foerster LLP acted as lead legal counsel to Sprint, with Wachtell, Lipton, Rosen & Katz, Cleary Gottlieb Steen & Hamilton LLP and DLA Piper also acting as counsel to T-Mobile in connection with the DISH transaction and the combination of T-Mobile and Sprint.

About T-Mobile

As America’s Un-carrier, T-Mobile US, Inc. (NASDAQ: TMUS) is redefining the way consumers and businesses buy wireless services through leading product and service innovation. Our advanced nationwide 4G LTE network delivers outstanding wireless experiences to 83.1 million customers who are unwilling to compromise on quality and value. Based in Bellevue, Washington, T-Mobile US provides services through its subsidiaries and operates its flagship brands, T-Mobile and Metro by T-Mobile. For more information, please visit http://www.t-mobile.com.

About Sprint

Sprint (NYSE: S) is a communications services company that creates more and better ways to connect its customers to the things they care about most. Sprint served 54.5 million connections as of March 31, 2019 and is widely recognized for developing, engineering and deploying innovative technologies, including the first wireless 4G service from a national carrier in the United States; leading no-contract brands including Virgin Mobile USA, Boost Mobile, and Assurance Wireless; instant national and international push-to-talk capabilities; and a global Tier 1 Internet backbone. Today, Sprint’s legacy of innovation and service continues with an increased investment to dramatically improve coverage, reliability, and speed across its nationwide network and commitment to a 5G mobile network in the U.S. You can learn more and visit Sprint at www.sprint.com or www.facebook.com/sprint and www.twitter.com/sprint.

The following communication was emailed to employees of Sprint:

Partners,

I am writing to you today with pride from Tokyo as we have just achieved an enormous milestone in our pursuit to merge with T-Mobile. I am excited that through this merger, along with T-Mobile, we will create the most innovative telecommunications company not only in America, but in the world!

In life it’s always important to acknowledge progress by stopping, taking a deep breath and celebrating wins. We have all known from day one that getting approval for this merger was going to be a long, difficult process for Sprint. Since we embarked on this journey, we have grown accustomed to people doubting us achieving our goals.

But we have proved the skeptics wrong time after time. With the approval from CFIUS, the anticipated approval from the FCC, and now the DOJ, I believe we have a clear path for this transaction.

At the start of this process, I would have told you that these approvals would be the last regulatory hurdles for us to clear before completing the merger. However, the battle is not over yet, as several state attorneys general have filed suit to block this merger. We are in uncharted territory. There is no modern precedent for state AGs to block a telecom merger that received clearance from CFIUS, FCC and the DOJ. But we respect the legal process, have developed a strong record for the merger, and are prepared to vigorously fight to defend our position in court.

I have never been more confident that this merger will ultimately be approved. A combined Sprint and T-Mobile will allow the U.S. to achieve global leadership in 5G. The new company will benefit American businesses and consumers as we provide new amazing services while expanding coverage in rural America at lower prices.

Most important, this merger is incredibly critical for all Sprint employees to have opportunities to work and grow their careers for what I feel to be the new global leader in wireless.

I don’t have enough words to tell you how grateful I am for the resilience you have shown throughout this merger process. You are all my heroes! We are not done, but we are closer than ever! Let’s all stay united as we finish this journey together.

For complete details, check out today’s i-Connect story.

For those of you in KC, I plan on visiting Sprint on Aug. 1 for the Sprint board meeting and would love all of you to join me for the happy hour in the Junction at 62C to answer any questions that you have about the business.

Marcelo Claure

Executive chairman

O: 913-794-1101

marcelo@sprint.com

The following communication was made available by Sprint to Boost Dealers:

Dear Boost dealers,

Today marked a significant milestone for Sprint and T-Mobile in their process over the past 15 months to complete a merger that would create a new supercharged wireless competitor.

The Department of Justice announced it would support the merger on the condition that Sprint and T-Mobile agree to certain additional obligations that are complementary to the commitments we previously made to the FCC.

One of these obligations requires the new T-Mobile to divest the Boost Mobile, Virgin Mobile and Sprint Prepaid businesses, and I wanted you to know that we have selected DISH Network Corporation as the buyer.

The agreement provides that DISH will complete its purchase of the Sprint Prepaid divested brands (Boost Mobile and Virgin Mobile) soon after the Sprint and T-Mobile merger close, excluding the purchase of Sprint’s lifeline prepaid subscribers (Assurance Wireless).

Boost is looking forward to engaging with the DISH leadership team in the coming weeks and months to better understand its strategy and go-forward plan. Both businesses have strong, recognizable brands that will benefit from combining the two businesses.

We are now focused on achieving the remaining steps necessary to move forward with the merger.

Please remember, the sale of these prepaid assets is contingent on the close of the Sprint and T-Mobile merger and will not be finalized until after that happens. I know you have many questions, and we will share more updates as they become available. But I wanted you to hear directly from me in light of today’s DOJ announcement and the agreement with DISH. In the meantime, there are no changes to our day-to-day business. The Boost Mobile team is focused on continuing to win in the marketplace and to serving its customers.

We are excited about this new opportunity for Boost and about the important step we have made with DOJ toward completing the Sprint and T-Mobile merger.

Regards,

Dow Draper

Chief Commercial Officer

The following communication was made available by Sprint to Sprint’s Prepaid Vendor Partners:

Dear Prepaid vendor partners,

Today marked a significant milestone for Sprint and T-Mobile in their process over the past 15 months to complete a merger that would create a new supercharged wireless competitor.

The Department of Justice announced it would support the merger on the condition that Sprint and T-Mobile agree to certain additional obligations that are complementary to the commitments we previously made to the FCC.

One of these obligations requires the new T-Mobile to divest the Boost Mobile, Virgin Mobile and Sprint Prepaid businesses, and I wanted you to know that we have selected DISH Network Corporation as the buyer.

The agreement provides that DISH will complete its purchase of the Sprint Prepaid divested brands (Boost Mobile and Virgin Mobile) soon after the Sprint and T-Mobile merger close, excluding the purchase of Sprint’s lifeline prepaid subscribers (Assurance Wireless).

Boost is looking forward to engaging with the DISH leadership team in the coming weeks and months to better understand its strategy and go-forward plan. Both businesses have strong, recognizable brands that will benefit from combining the two businesses.

We are now focused on achieving the remaining steps necessary to move forward with the merger.

Please remember, the sale of these prepaid assets is contingent on the close of the Sprint and T-Mobile merger and will not be finalized until after that happens. Upon close, we will begin to work with DISH to transfer the existing service contracts to ensure no interruptions to the valuable services you currently provide.

I know you have many questions, and we will share more updates as they become available. But I wanted you to hear directly from me in light of today’s DOJ announcement and the agreement with DISH.

We are excited about the opportunity for Boost and about the important step we have made with DOJ toward completing the merger.

Regards,

Marci Carris

SVP – Customer Care

The following communication was made available by Sprint to Boost Mobile, Virgin Mobile and Sprint Prepaid Partners:

Dear partners,

Today marked a significant milestone in the process for the Sprint and T-Mobile merger. The Department of Justice announced its support for the merger – about 15 months after the two companies pledged to unite their businesses and form a new, super-charged wireless competitor.

Along with support from the DOJ was an announcement that DISH Network Corporation has emerged as a buyer for the Boost brand and all Boost, Virgin and Sprint Prepaid subscribers. Please remember, the sale of these prepaid assets is contingent on the close of the Sprint and T-Mobile merger and will not be finalized until that happens.

The agreement provides that DISH Network Corporation will complete its purchase of the Sprint Prepaid divested brands (Boost Mobile, Virgin Mobile) soon after the Sprint and T-Mobile merger close, excluding the purchase of Sprint’s lifeline prepaid subscribers (Assurance Wireless).

Boost is looking forward to engaging with the DISH leadership team in the coming weeks and months to better understand its strategy and go-forward plan. Both businesses have strong, recognizable brands that will benefit from combining the two businesses.

I know you have many questions: “What does this mean for me? What is the timeline? When do I officially become a DISH employee? Does DISH plan to keep all current Sprint employees?”

Today, we are primarily announcing the DOJ’s approval and the agreement with DISH. In the coming days we will be in touch with each of you to help you understand what this means for you personally and how we expect the transition to unfold.

In preparation for the transition, please help me welcome these Shared Services teams as a dedicated part of the Prepaid organization. These organizational changes are effective immediately:

•	Luke Field is joining Boost as director of forecast demand planning and purchasing along with three members of his team.

•	Derek Fruge moves over as director of Boost Care along with eight members of his team.

•	Rob Hussa, who has been supporting the prepaid brands as vice president-Finance, will become Boost Mobile’s chief financial officer. John Patuto and his organization will roll up to Rob’s team.

We are very excited to have Luke, Derek and Rob join the Prepaid lead team!

Additionally, we will be pulling Web, National Retail and Media functions over as dedicated resources.

•	Erin Shuman, manager of Web/Telesales, and her team will report to Christy Drummond.

•	The National Retail account management team also will report to Christy, and Craig Neubauer and Brett Reed will join the team.

•

Regina Smith will join Andrea Henderson’s team as manager of Media. We will transition all digital media to the Prepaid team. Kon Polsky and his team will report to Regina and support paid search and affiliates.

These great additions to the team will allow Boost to operate its business holistically with fully contained Marketing, Sales, Care and Finance organizations.

The Prepaid team has individuals who support the Assurance brand. To ensure the brand is successful in its transition to the New T-Mobile, the following individuals will become dedicated to the Assurance brand and will no longer support Boost Mobile, Virgin Mobile or Sprint Prepaid:

•	Kathy Huang

•	Natalia Dovgaia

•	Katina Johnson

•	Tony Masson

I do want to acknowledge some difficult organizational changes that recently took place to ensure the Prepaid business is structured appropriately going forward. We appreciate all the support and diligence these individuals provided during the years to build the Boost and Assurance brands to where they are today.

Finally, there are some important changes to the oversight and governance of the prepaid business. Beginning immediately and until the close of the transaction with DISH, the Sprint Prepaid divested brands will run independently from Sprint management. This means it will no longer be part of my organization, nor will it be under the direction of Michel Combes or Andrew Davies.

Even though the Sprint executive team and I are stepping aside, the Prepaid leadership team isn’t changing and Angela Rittgers, supported by David Kim, Rob Hussa and others, will continue to lead the team through this transition period.

You each should be very proud of your contribution to Sprint’s Prepaid success. I am so grateful to have worked with all of you. The prepaid team is an incredibly special group of people, and I can’t wait to watch your accomplishments in the months and years to come.

Angela and team will be in touch soon when we have more information to share.

Regards,

Dow Draper

Chief Commercial Officer

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions, including the antitrust litigation brought by the attorneys general of thirteen states and the District of Columbia; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2019 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.